Filed Pusuant to Rule 433
Registration No. 333-134553

Final Note Terms
10Yr Lehman BMA/LIBOR Index Spread Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings (A1, A+, A+)

Principal Amount:	10,000,000

CUSIP:	52517PT76

Trade Date:	February 2, 2007

Issue Date:	February 27, 2007

Maturity Date:	February 27, 2017

Issue Price:	100.0%

Redemption at
Maturity:	100.0%

Interest Rate:	For each Interest Period:

8.40% + Interest Adjustment Amount

Subject to a minimum Interest Rate of 0.00%

Interest Adjustment
Amount:	For each Interest Period, an amount determined on the related Interest Adjustment Determination Date in accordance with the following formula:

10 * [(Adjusted 3mLIBOR * 65%) - Avg BMA Rate]

The Interest Adjustment Amount for any Interest Period may be negative and, if the absolute value of any such negative Interest Adjustment Amount equals or exceeds 8.40%, the Interest Rate for such Interest Period will be zero.

Interest Period:	Semi-annually from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period)

Interest Adjustment Determination Dates:	The last Business Day of the related Interest Period

Day Count Basis:	30/360

Business Day
Convention:	Modified following, unadjusted

Interest Payment Dates:	Semi-annually on the 27th of each February and August commencing on August 27, 2007 and ending on the Maturity Date

Adjusted 3mLIBOR:

For each Interest Period, the non-compounded weekly weighted average of 3m LIBOR in such Interest Period, calculated by multiplying each 3m LIBOR in effect during such Interest Period by the number of calendar days such 3m LIBOR is in effect, adding the products so determined and dividing that sum by the number of calendar days in such Interest Period. 3m LIBOR in effect for any day in an Interest Period shall equal 3m LIBOR on the immediately preceding LIBOR Reset Date.

3m LIBOR:

For each LIBOR Reset Date, 3-Month USD LIBOR as published on Telerate page 3750 at 11:00 am London time on the Wednesday preceding such LIBOR Reset Date (or if such Wednesday is not a Business Day, the next succeeding Business Day).

LIBOR Reset Dates:	Thursday of each week (or if any such Thursday is not a Business Day, the next succeeding Business Day).

Avg BMA Rate:

For each Interest Period, the non-compounded weekly weighted average of the BMA Rate in such Interest Period, calculated by multiplying each BMA Rate in effect during such Interest Period by the number of calendar days such BMA Rate is in effect, adding the products so determined and dividing that sum by the number of calendar days in such Interest Period. The BMA Rate in effect for any day in an Interest Period shall equal the BMA Rate on the immediately preceding BMA Reset Date.

BMA Reset Dates:

Thursday of each week (or any other day in each week specified by the Index Sponsor, or if any such Thursday is not a U.S. Government Securities Business Day, the next succeeding U.S. Government Securities Business Day).

BMA Rate:

For each BMA Reset Date, the level of the Index (subject to “Discontinuance or Revision of Index” below) determined and reported on the Wednesday preceding such BMA Reset Date (or any other day in each week specified by the Index Sponsor, or if any such Wednesday is not a U.S. Government Securities Business Day, the next succeeding U.S. Government Securities Business Day).

If the BMA Rate for any BMA Reset Date is not determined or reported by MMD (as defined below), the BMA Rate for such BMA Reset Date will be the BMA Rate in effect on the immediately preceding BMA Reset Date. For further information on the Index, see “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below.

Index:

The Securities Industry and Financial Markets Association Municipal Swap Index (formerly The Bond Market Association/PSA Municipal Swap Index) produced and reported by Thomson Municipal Market Data, a Thompson Financial Services Company (“MMD”), or any successor

Discontinuance or
Revision of Index:

If MMD discontinues publication of the Index and MMD or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index, a “Successor Index”), then the BMA Rate for each BMA Reset Date occurring after such discontinuance will be determined by reference to the level of such Successor Index. If a Successor Index is selected, the Successor Index will be substituted for the Index for all purposes. Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the Issuer and to the trustee, which will provide notice to the holders of the notes.

If MMD discontinues publication of the Index and the Calculation Agent determines, in its sole discretion, that no Successor Index is available, then following such discontinuance until the earlier of (a) the Maturity Date or (b) the date on which the Calculation Agent determines that a Successor Index is available, the Calculation Agent will determine the BMA Rate for each BMA Reset Date occurring after such discontinuance in accordance with the procedures for and method of calculating the Index last in effect prior to such discontinuance.

If the BMA Rate for any BMA Reset Date is subsequently revised or amended after its publication, such revision or amendment will not be effective for purposes of any calculation with respect to the notes, except in the event of manifest error (as determined by the Calculation Agent in its sole discretion).

Business Days:	London and New York

U.S. Government
Securities Business Day:

Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly The Bond Market Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Calculation Agent:	Lehman Brothers Special Financing Inc.

Underwriter:	Lehman Brothers Inc.

Denominations:	US$ 10,000 by 10,000

Supplemental Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See “Risk Factors” generally in the prospectus supplement dated May 30, 2006.

The amount of interest payable on any Interest Payment Date for the notes is uncertain and may be zero.

The amount of interest payable on the notes on each Interest Payment Date depends in part on the  difference between 65% of weighted average 3-month LIBOR during the related Interest Period minus the weighted average BMA Rate during that Interest Period (the “LIBOR/BMA Spread”).  If during an Interest Period the LIBOR/BMA Spread is negative (meaning that the weighted average BMA Rate exceeds 65% of weighted 3-month LIBOR during that Interest Period), the Interest Adjustment Amount (equal to 10 times the LIBOR/BMA Spread) will be negative and the amount of interest payable on the related Interest Payment Date will be lower than the fixed rate of 8.40%.  Moreover, the formula for calculating the Interest Rate on the notes incorporates leverage, which will magnify the LIBOR/BMA Spread in each Interest Period and, to the extent the LIBOR/BMA Spread is negative, will magnify the negative Interest Adjustment Amount for that Interest Period and the corresponding decrease in the Interest Rate payable on the related Interest Payment Date. If the absolute value of any such negative Interest Adjustment Amount equals or exceeds 8.40%, the Interest Rate for such Interest Period will be zero and no interest will be paid on the related Interest Payment Date.  For historical information concerning the LIBOR/BMA Spread, see “Historical LIBOR/BMA Information” below.

A number of factors can affect the LIBOR/BMA Spread and, therefore, the Interest Payable on the notes and their market value.

The amount of interest, if any, payable on the notes will depend in part on the LIBOR/BMA Spread, as discussed above.  A number of factors can affect the LIBOR/BMA Spread by causing changes in the relative values of 3-Month LIBOR and the BMA Rate, including (among others):

•                                          changes in or perceptions about future marginal tax rates — generally, decreases in, or a perception that there will be decreases in, marginal tax rates are expected to reduce the LIBOR/BMA Spread, and therefore the amount of interest you will be paid on the notes;

•                                          changes or uncertainty with respect to the tax-exempt nature of municipal securities — generally, changes in the tax laws that have an adverse effect on the tax-exempt nature of municipal securities are expected to reduce the LIBOR/BMA Spread;

•                                          changes in the tax treatment of comparable securities — changes in the tax laws that grant securities other than municipal securities favorable tax treatment to investors may adversely impact market demand for and pricing of municipal securities generally, which development would be expected to reduce the LIBOR/BMA Spread; and

•                                          relative supply and demand for tax-exempt and taxable debt in their respective marketplaces and other factors affecting pricing of tax-exempt debt — a relative decline in demand for or an increase in supply of tax-exempt debt caused by factors other than tax rates (such as fragmentation in the market for municipal securities, uncertainty regarding the rights of holders of municipal securities, and illiquidity) could reduce the LIBOR/BMA Spread, to the extent that the BMA Rate increases relative to 3-Month LIBOR as a result of these developments.

These and other factors may have a negative impact on the Interest Rate payable on the notes, as well as on the market value of the notes and, therefore, on the price you may receive in connection with a sale of the notes prior to maturity.

The Interest Rate is based in part upon the level of the Index calculated by MMD. MMD may discontinue the Index or adjust the Index in a way that affects its level.

The Index is produced by MMD, a third party unaffiliated with Lehman Brothers Holdings Inc.  MMD may make methodological or other changes that could change the level of the Index, including changes related to the method by which the Index is calculated, the criteria for eligibility in the Index, or the timing with which the Index is published.  In addition, MMD may alter, discontinue or suspend calculation or dissemination of the Index.  MMD has no obligation to consider the interests of holders of the notes in calculating, revising or discontinuing the Index.  In the event that the Index is no longer published, another measure of tax-exempt VRDO (as defined in “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below) rates will be employed to determine the BMA Rate used to calculate the Interest Adjustment Amount.  No assurance can be given that rates used in lieu of the Index vales will be accurate assessments of the average tax-exempt VRDO rates that the Index is currently intended to assess.  Any of these actions could adversely affect the BMA Rates used to calculate the level Interest Adjustment Amount and, therefore, the value of the notes or the Interest Rate payable on any Interest Payment Date.

Trading by Lehman Brothers Inc. or its affiliates in the VRDOs included in the Index may affect the return on the notes.

Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., and certain other affiliates of Lehman Brothers Holdings Inc., may, from time to time, trade in some or all of the VRDOs (as defined in “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below)included in the Index on a spot and forward basis and other contracts and products in or related to such VRDOs.  In addition, the VRDO rate quotations that Lehman Brothers Holdings Inc.’s remarketing agent affiliate furnishes to MMD may account for a significant portion of the VRDO rates that underlie the Index.  As a result, the rates contributed by this remarketing agent affiliate could potentially have a significant impact on the Index level, which is the non-weighted average of all of the individual VRDO rates used that week, after dropping rates outside one standard deviation.

Lehman Brothers Inc. and certain of its affiliates or other affiliates of the Lehman Brothers Holdings Inc. may also issue or underwrite other financial instruments with returns indexed to the prices of the VRDOs included in the Index, or such VRDOs and related derivatives. These trading and underwriting activities could affect the level of the Index in a manner that would be adverse to the holders’ investment in the notes. With respect to any such activities, none of Lehman Brothers Inc., its affiliates or other affiliates of the Lehman Brothers Holdings Inc. has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

U.S. Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the prospectus supplement dated May 30, 2006.

Historical LIBOR/BMA Information

The following charts show certain historical information concerning 3-Month LIBOR, the BMA Rate and the LIBOR/BMA Spread.  These charts were prepared using historical data on 3-month LIBOR and the BMA Rate obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical experience of 3-Month LIBOR, the BMA Rate and the LIBOR/BMA Spread is not necessarily indicative of, and should not be taken as an indication of, the future performance of 3-Month LIBOR, the BMA Rate or the LIBOR/BMA Spread during the term of the notes, or what the value of the notes may be.  Fluctuations in the level of 3-Month LIBOR and the BMA Rate make the LIBOR/BMA Spread, and therefore the notes’ effective Interest Rate, difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated.  Historical fluctuations in 3-Month LIBOR and the BMA Rate may be greater or lesser than fluctuations in 3-Month LIBOR and the BMA Rate experienced by the holders of the notes.

The following chart shows (a) 65% times 3-month LIBOR on Wednesday of each week in the period from the week ending January 3,1997 through the week ending January 31, 2007, as compared to (b) the BMA Rate determined by MMD on Wednesday of each such week.

The following chart shows, for the six-month periods ending on the 15th day of each calendar month from January 15, 1997 through January 15, 2007, the historical LIBOR/BMA Spread in effect for that six month period (equal to the difference between (a) 65% times the non-compounded weekly weighted average of 3-month LIBOR minus (b) the non-compounded weekly weighted average of the BMA Rate for such six month period, calculated in the same manner as the LIBOR/BMA Spread will be calculated for purposes of the notes, as described above).

Information on the Securities Industry and Financial Markets Association Municipal Swap Index

Lehman Brothers Holdings Inc. has derived all information regarding the Index contained herein, including its make-up, method of calculation and changes in its components, without verification  from publicly available information prepared by Securities Industry and Financial Markets Association (“SIFMA”) and Municipal Market Data (“MMD”), a Thomson Financial Services company.  Such information reflects the policies of, and is subject to change by SIFMA and/or MMD.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation that the publicly available information about the Index is accurate or complete.

The Index is determined, comprised and calculated by MMD without regard to the notes, and the notes are not sponsored, endorsed, or promoted by MMD. MMD makes no representation or warranty, express or implied, to the holder of the notes or to any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the MMD to track the performance of municipal swaps.  Neither MMD nor SIFMA represents that the Index is accurate or complete and it should not be relied upon as such.  MMD has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index Sponsor discontinuing or modifying the Index are described above under “Discontinuation or Revision of the Index”.  MMD has no obligation to take the needs of any party into consideration in determining, composing or calculating the Index.  In no event shall MMD have any liability to noteholders or to any other third party for damages of any kind incident to the use of the Index.

The Securities Industry and Financial Markets Association Municipal Swap Index (formerly The Bond Market Association/PSA Municipal Swap Index) (the “Index”) was created by SIFMA (formerly The Bond Market Association, or “BMA”)and is produced by MMD.   The Index is a seven-day high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from MMD’s database of VRDO issues.  The weekly Index level is the non-weighted average of the weekly rates of various VRDO issues included in the Index.  The Index is calculated on a weekly basis, and released to subscribers on Wednesday, and becomes effective on the following

Thursday.  The actual number of issues that make up the Index will vary in time as issues are called, converted, mature or are newly issued.  In addition, if changes occur which violate the criteria or calculation methods of the Index, an issue will be dropped. The qualification criteria for the Index have been established by a subcommittee of SIFMA (formerly the BMA).  Typically, the Index has included 650 issues in any given week.

Under the qualification criteria currently in effect, in order to be eligible for inclusion in the Index, each component VRDO must:

•                                          have a weekly reset, effective on Wednesday;

•                                          be tax-exempt for federal income tax purposes and not subject to Alternative Minimum Tax under the Internal Revenue Code of 1986, as amended;

•                                          have an outstanding amount of $10 million or more;

•                                          have the highest available short-term rating (i.e., be rated “VMIG1” by Moody’s Investors Service, Inc. or “A-1+” by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies); and

•                                          pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the Index. Issues from all states are eligible for inclusion.

In calculating the Index, (i) the standard deviation of the rates of the component VRDOs is calculated and any rate falling outside of +/- 1.0 standard deviations is not included, and (ii) an averaging method is used to ensure that no participating remarketing agent represents more than 15% of the Index.

For certain historical levels of the Index, see “Historical LIBOR/BMA Information” above.